FTB ADVISORS, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)
Notes to Financial Statements
December 31, 2015

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTB Advisors, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHN). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS. The Company does not hold securities or custody assets for customers.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements. These estimates and assumptions are based on management's best judgments and are adjusted when facts and circumstances dictate. The Company bases its estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, securities purchased under agreements to resell with original maturities of three months or less, to be cash equivalents. Transactions involving purchases of securities under agreements to resell are accounted for as collateralized borrowings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(d) Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consist of office furniture and fixtures, computer and other electronic data processing equipment, and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(e) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

(f) *Securities Transactions and Revenue Recognition*

Securities transactions are recorded on a trade-date basis, as if they had settled, with net realized and unrealized gains (losses) recorded in principal transactions revenue on a trade-date basis.

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds, and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity and fixed income securities and mutual funds are recorded on a trade date basis. Commission revenues are recorded at the amount charged to the customer, which in certain cases may include varying discounts. Commission revenues related to sales of annuities are recorded in the period when earned, upon the expiration of contractually required rescission periods. The Company earns management advisory fees by providing ongoing advisory and investment management services to clients. These fee revenues are computed as either a percentage of the assets in the client account, or a flat periodic fee charged and recognized in the period which they are earned.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from variable annuity carriers and mutual fund companies. These mutual fund fees are paid pursuant to Rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. Fees, such as annuity trail fees and 12b-1 mutual fund distribution fees are paid on the asset balance and recognized in the period which they were earned.

(g) *Fair Value*

The Company's financial instruments are either carried at fair value or considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments.

(h) *Share-Based Payments*

Accounting Standards Codification (ASC) 718, *Share-Based Payments*, requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Share-based awards of FHN stock with pre-grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. The grant-date fair value of an award is used to measure the compensation expense to be recognized over the life of the award if payment is to be made in shares. In 2015, direct expense related to share-based payment awards was $143,769, which is included in Compensation and benefits in the Company's Statement of Income. Such expense is related to restricted stock units which will be paid in cash and therefore require remeasurement each reporting period through settlement based on parent company share price.

(i) *Subsequent Events*

In connection with the preparation of the financial statements and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 26, 2016, which was the date the financial statements we available to be issued.

(2) Receivables from Broker

The receivables from broker consist of receivables from the Company's clearing organization, NFS. The amount of receivables due from NFS at December 31, 2015 is $458,059.

(3) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2015 consist of the following:

Furniture	$	904,125
Equipment		241,794
Leasehold improvements		1,532,915
Furniture, equipment, and leasehold improvements, at cost		2,678,834
Accumulated depreciation and amortization		1,769,369
Furniture, equipment, and leasehold improvements, net	$	909,465

(4) Income Taxes

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that could be claimed on our hypothetical return, and the need for a valuation allowance is assessed on the basis of the projected separate return results.

The 2015 total tax expense of $3,764,217 consists of $2,947,756 of current federal tax expense, $467,772 of current state tax expense, and deferred federal tax expense of $293,534 and deferred state tax expense of $55,155. As of December 31, 2015, the Company had deferred tax assets of $3,956,389 and deferred tax liabilities of $920,441. As of December 31, 2015, $480,972 was due from FTBNA for current income taxes and is a component of Due from FTBNA, net in the Company's Statement of Financial Condition.

The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rate of 35% to income before income taxes. A reconciliation of the differences for the year ended December 31, 2015 is as follows:

Income tax expense at statutory rate	$	3,406,949
State tax expense, net of federal tax effect		339,898
Other items		17,370
Income tax expense	$	3,764,217

The components of deferred income taxes in the accompanying Statement of Financial Condition at December 31, 2015 are as follows:

Deferred tax assets:		
Deferred tax on minimum		
pension liability	$	3,840,478
Other		115,911
Gross deferred tax assets		3,956,389
Deferred tax liabilities:		
Employee benefits		578,983
Fixed assets		212,913
Other		128,545
Gross deferred tax liabilities		920,441
Net deferred tax assets	$	3,035,948

Management has concluded that the realization of the deferred tax assets is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2015.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in the interim periods. As of December 31, 2015, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense.

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently

sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

The Company did not have any instruments for which the fair value of assets and liabilities are measured on a recurring basis as of December 31, 2015.

Level Changes in Fair Value Measurements

For the year ended December 31, 2015, there were no transfers between levels.

Other Fair Value Disclosures

The following represent financial instruments in which the ending balance at December 31, 2015 is not carried at fair value on our Statement of Financial Condition. If the following instruments were categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-term Financial Instruments: The carrying value of short-term financial instruments, including cash equivalents, money market funds, and securities purchased under agreement to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from brokers and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Accounts payable and accrued expenses, due to FTBNA, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(6)   Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. Additionally, during 2015, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by FTBNA and its affiliates. Interest income earned during 2015 related to these investments was approximately $8,800. The Company leases office space from FTBNA, for which the Company paid approximately $574,000 during 2015, which is included in Occupancy in the Statement of Income. Also, during 2015, the Company paid approximately $160,000 to FTBNA for telephone and related charges, which are included as a component of telephone and postage on the Statement of Income.

Certain employees of the Company participate in certain benefit programs sponsored by FTBNA and FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit programs was approximately $2,463,000 in 2015. These amounts are included in Compensation and benefits in the accompanying Statement of Income and the Company reimburses FTBNA and FHN for the expenses. As of the year ended December 31, 2015 the Company recognized a net change of $562,824, in the funded status of the defined benefit pensions and post retirements medical plans in the accompanying Statement of Comprehensive Income. The actuarial and plan assets information pertaining to the employees of the Company is consolidated in the FHN pension and postretirement calculations and is therefore not separately available.

As of December 31, 2015, the Company had a net payable balance of approximately $44,000 due to FTBNA as a result of various nontrade related transactions. There are no specific payment terms related to this payable and all related-party transactions are settled periodically throughout the year.

(7) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or $6\frac{2}{3}$% of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2015, the Company's net capital, as defined, was $14,311,628, which was $13,559,932 greater than its required net capital of $751,696.

(8) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(9) Changes in Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2015, there were no liabilities subordinated to the claims of general creditors.

(10) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the financial statements of the Company.

As discussed in Note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. During 2015, no fees or charges were incurred for this guarantee of the Company by FTBNA. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2015, the Company had no accrual related to this indemnification as any loss is neither probable nor estimable.

(11) Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 Statement of Financial Condition and the audited Statement of Financial Condition as of December 31, 2015:

	Balance per unaudited Form X-17A-5	Reclassifying Entries		Balance per audited Statement of Financial Condition
		Debit	Credit	
Assets:				
Cash and cash equivalents	$ 38,189	$ 40,259,928	$ -	$ 40,298,117
Securities owned	25,676,388	-	(25,676,388)	-
Receivables from brokers	15,041,599	-	(14,583,540)	458,059
Furniture, equipment, and leasehold improvements, net	909,465	-	-	909,465
Prepaid expenses and other assets	5,703,296	-	(3,956,389)	1,746,907
Due from FTBNA, net	399,979	-	-	399,979
Deferred tax asset	-	3,956,389	-	3,956,389
Total assets	$ 47,768,916	$ 44,216,317	$ (44,216,317)	$ 47,768,916
Liabilities and shareholder's equity:				
Accounts payable and accrued expenses	$ (11,328,968)	$ 8,485,126	$ -	$ (2,843,842)
Pension liability	-	-	(7,564,685)	(7,564,685)
Deferred tax liability	-	-	(920,441)	(920,441)
Total liabilities	(11,328,968)	8,485,126	(8,485,126)	(11,328,968)
Common stock	(25,000)	-	-	(25,000)
Additional paid-in capital	(3,903,985)	-	-	(3,903,985)
Retained earnings	(32,510,963)	-	(6,202,587)	(38,713,550)
Accumulated other comprehensive loss, net	-	6,202,587	-	6,202,587
Total shareholder's equity	(36,439,948)	6,202,587	(6,202,587)	(36,439,948)
Total liabilities and shareholder's equity	$ (47,768,916)	$ 14,687,713	$ (14,687,713)	$ (47,768,916)